SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  Information to be included in statements filed pursuant to 13d-1(b), (c) and
(d) and amendments thereto filed pursuant to 13d-2(b)

                               (Amendment No. 1 )*

Sunshine Mining and Refining Company
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

867833105
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 7)

CUSIP No. 867833105
Page 7 of 7


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  11,300,916

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  11,300,916

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,300,916

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.24%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Westgate International, L.P., a Cayman Islands Limited
                    Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  23,681,201

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  23,681,201

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,681,201

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.36%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  23,681,201

7.       SOLE DISPOSITIVE POWER

                  0
8.       SHARED DISPOSITIVE POWER

                  23,681,201

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,681,201

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.36%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Sunshine Mining and Refining Company (the "Issuer") beneficially owned by the Reporting Persons specified herein as of the close of business on March 3, 1999 and amends and supplements the Schedule 13G dated January 8, 1999 filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.


Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                  Elliott beneficially owns $1,705,000 principal amount of the Issuer's 8% Senior Exchangeable Notes due 2000 which are convertible into 1,705,000 shares of Common Stock, $2,942,406 principal amount of the Issuer's 5% Convertible Notes due January 28, 2001 ("5% Notes") which are convertible into 5,162,116 shares of Common Stock, and 4,433,800 shares of Common Stock which it holds outright.

                  Westgate and Martley together beneficially own $16,690,000 principal amount of the Issuer's 8% Senior Exchangeable Notes due 2000, which are convertible into 16,690,000 shares of Common Stock, $2,942,406 principal amount of the Issuer's 5% Notes which are convertible into 5,162,116 shares of Common Stock, warrants to purchase 1,729,085 shares of Common Stock, and 100,000 shares of Common Stock which they hold outright.

                  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott, Westgate and Martley disclaim beneficial ownership of 6,955,035 shares of Common Stock, since the amount of shares of Common Stock into which Elliott, Westgate, and Martley's 5% Notes are convertible is limited, pursuant to the terms of the 5% Notes, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

                  Therefore, Elliott, Westgate and Martley's aggregate beneficial ownership of Common Stock equals 28,027,082 shares, and beneficial ownership of any additional shares is expressly disclaimed.


          (b)      Percent of class:

                  Elliott's beneficial ownership of 11,300,916 shares of Common Stock constitutes 4.24% of all of the outstanding shares of Common Stock.

                  Westgate and Martley's aggregate beneficial ownership of 23,681,201 shares of Common Stock, constitutes 8.36% of all of the outstanding shares of Common Stock.

                  As a result of the Ownership Limitation (described above), together, Elliott, Westgate and Martley's beneficial ownership of 28,027,082 shares of Common Stock constitutes 9.9% of all of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Elliott has sole power to vote or direct the vote of 11,300,916 shares of Common Stock, subject to the Ownership Limitation.

                  (ii) Shared power to vote or to direct the vote

                  Westgate and Martley together have shared power to vote or direct the vote of 23,681,201 shares of Common Stock, subject to the Ownership Limitation.

                  (iii) Sole power to dispose or to direct the disposition of

                  Elliott has sole power to dispose or direct the disposition of 11,300,916 shares of Common Stock, subject to the Ownership Limitation.

                  (iv) Shared power to dispose or to direct the disposition of

                  Westgate and Martley together have shared power to dispose or direct the disposition of 23,681,201 shares of Common Stock, subject to the Ownership Limitation.


Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: March 15, 1999

                                    ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By:     Martley International, Inc.,
                                            as Investment Manager


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President